May 13, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Brian McAllister
Mr. Steve Lo

Re:	Phillips 66
Form 10-K for the Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-35349

Ladies and Gentlemen:

Phillips 66 (the “Company”) acknowledges receipt of the letter dated May 6, 2021, providing comments on the above-referenced filing by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Darren Shade, the Company’s Assistant Controller, spoke with Brian McAllister of the Staff on May 13, 2021, who kindly granted the Company’s request for an extension to June 4, 2021, to respond to the Staff’s comments. Accordingly, the Company plans to respond to the Staff's comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

If you should have any questions, please contact Darren Shade at (832) 765-4224 or me at (832) 765-1285.

Very truly yours,
/s/ Chukwuemeka A. Oyolu
Chukwuemeka A. Oyolu
Vice President and Controller

Cc:    Darren K. Shade, Phillips 66